[redacted]

13012978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC Mail Processing Section
FEB 27 2013
Washington DC
401

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-[redacted] 17526

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AWM Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Boulevard, Suite 1550
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Lee (800) 552-6010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

EM 3/8/13

OATH OR AFFIRMATION

I, James H. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AWM Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN LYNN SCELLINI
Notary Public, State of Texas
My Commission Expires
November 21, 2015

Notary Public

Signature

James H. Lee, CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AWM SERVICES, LLC

FINANCIAL REPORT

DECEMBER 31, 2012

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member
AWM Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of AWM Services, LLC, formerly AWM Services, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWM Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2013

AWM SERVICES, LLC
Statement of Financial Condition
December 31, 2012

ASSETS		
Cash	$	111,795
Receivable from clearing broker/dealer		23,286
Receivable from related party		100,048
Clearing deposit		25,005
TOTAL ASSETS	$	260,134
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	3,310
Payable to related party		80,845
TOTAL LIABILITIES		84,155
Member's Equity		175,979
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	260,134

See notes to financial statements.

AWM SERVICES, LLC
Statement of Income
Year Ended December 31, 2012

Revenue	
Securities commissions	$ 131,434
Servicing fees - related party	75,000
Other revenue	1,158
TOTAL REVENUE	207,592
Expenses	
Clearing and other charges	40,554
Management fees - related party	55,188
Regulatory fees and expenses	225
Other expenses	1,543
TOTAL EXPENSES	97,510
Income before provision for income taxes	110,082
Income taxes - federal	7,640
NET INCOME	$ 102,442

See notes to financial statements.

AWM SERVICES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2012

	Outstanding Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Member's Equity	Total
Balances at December 31, 2011	7,735	$ 9,100	$141,387	$ (29,883)	$ (72,072)	$ -	$ 48,532
Additional capital contributed	-	-	25,005	-	-	-	25,005
Net income	-	-	-	-	102,442	-	102,442
Conversion to LLC	(7,735)	(9,100)	(166,392)	29,883	(30,370)	175,979	-
Balances at December 31, 2012	-	$ -	$ -	$ -	$ -	$175,979	$175,979

See notes to financial statements.

AWM SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	102,442
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Increase in receivable from clearing broker/dealer		(7,983)
Increase in receivable from related party		(100,048)
Increase in clearing deposit		(4)
Increase in accounts payable		3,209
Decrease in income tax payable		(3,750)
Increase in payable to related party		66,927
Net cash provided by operating activities		60,793
Cash flows from operating activities:		
Additional capital contributed		25,005
Net change in cash		85,798
Cash at beginning of year		25,997
Cash at end of year	$	111,795

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	7,640

See notes to financial statements.

AWM SERVICES, LLC
Notes to Financial Statements
December 31, 2012

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

AWM Services, LLC, formerly AWM Services, Inc. (Company), a Texas liability company, was formed in August 1992. AWM Services, Inc. converted to AWM Services, LLC effective June 5, 2012. The Company is a wholly-owned subsidiary of Ascendant Advisors Group, LLC. (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals and corporations located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Servicing Fees

Servicing fees are recorded when earned under a Wrap Servicing Agreement with a related party of the Company (see Note 4).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The taxable income of the Company is includable on the tax return of the Member.

As of December 31, 2012, open federal tax years include the tax years ended December 31, 2009 through December 31, 2011.

The Company is also subject to state income tax.

Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $75,931, which was $25,931 in excess of its net capital requirements of $50,000. The Company's net capital ratio was 1.11 to 1.

Note 4 - Related Party Transactions

The Company has entered into a Wrap Servicing Agreement (Wrap Servicing Agreement) with a related party where the related party will pay the Company a monthly fee of $6,250 for providing access to and support of safekeeping, trading and securities transaction settlement services to the related party. Servicing fees paid under the Wrap Servicing Agreement totaled $75,000 for 2012. Under the Wrap Servicing Agreement, the related party will reimburse the Company for all transaction costs incurred on its behalf. Expenses reimbursed totaled $25,099 for 2012. The Company has $100,048 receivable from this related party at December 31, 2012. The Wrap Servicing Agreement was not consummated on terms equivalent to arms length transactions.

The Company and the Parent entered into an Office and Administrative Services Agreement (Services Agreement) requiring the Parent to provide administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pay other administrative expenses and overhead expenses of the Company. The Services Agreement requires the Company to pay an incremental allocation service fee of $4,599 per month as base compensation for the incremental overhead expenses incurred by the related party pursuant to the Services Agreement. Fees under this Agreement totaled $55,188 for 2012. The Agreement was not consummated on terms equivalent to arms length transactions.

During 2012, the Company earned securities commissions totaling approximately $79,098 for executing trades on behalf of mutual funds managed by the Parent.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $148,291, or approximately 57%, of its total assets in receivables and a clearing deposit held by or due from its clearing broker/dealer.

The Company has $100,048, or approximately 38%, of its total assets in a receivable from a related party.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2012, through February 19, 2013, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

AWM SERVICES, LLC
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2012

Computation of Net Capital

Total member's equity qualified for net capital	$	175,979
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party		100,048
Net Capital	$	75,931
Aggregate indebtedness		
Accounts payable	$	3,310
Payable to related party		80,845
Total aggregate indebtedness	$	84,155
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	25,931
Ratio of aggregate indebtedness to net capital		1.11 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as filed by AWM Services, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
AWM Services, LLC

In planning and performing our audit of the financial statements of AWM Services, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2013